SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, April 27, 2016

Brazilian Securities and Exchange Commission – CVM

Corporate Oversight Department – GEA2

Att. Guilherme Rocha Lopes

Rua Sete de Setembro, n.º 111, 2º andar, Centro

CEP 20.050-901, Rio de Janeiro/RJ

Re: Official Letter 127/2016-CVM/SEP/GEA-2 of April 26, 2016

Request for Clarification:

“Dear Sir,

1.    We refer to the news published on April 25, 2016 in the Empresas (Companies) section of the on-line version of the newspaper Valor Econômico, entitled Cade permite CSN indicar conselheiros na Usiminas (Cade allows CSN to nominate members of Usiminas’ Board), which contains the following information:

“In a decision taken at the weekend, Vinícius Marques de Carvalho, Chairman of the Governing Board of the Economic Defense Council (Cade), Brazil’s antitrust authority, authorized Cia. Siderúrgica Nacional (CSN) to nominate representatives to the Usiminas Board of Directors at the Annual Shareholders’ Meeting scheduled for April 28.

Carvalho accepted the opinion of the body’s legal counsel and also based his decision on a new motion filed by CSN on the same day, pleading for urgent analysis given the extremely short deadline until the ASM. Cade’s legal counsel, Victor Rufino, had recommended the loosening of the ban on CSN using its shareholding interest in its competitor (14.1% of common shares and 20.7% of preferred shares).

CSN’s political rights in Usiminas have been frozen by Cade since 2012.

In accordance with Carvalho’s decision, without recourse to the other members of the Governing Board, CSN was authorized to nominate the following candidates, chosen by it: Gesner Oliveira, Ricardo Weiss, Wagner Mar and Derci Alcântara, Gesner and Weiss to represent the minority common and preferred shareholders on the Board of Directors, currently composed of ten members, Mar as a sitting member of the Fiscal Council and Alcântara as his alternate.

According to Carvalho, these candidates comply with the requirements of independence put forward by CSN and would exercise "fiduciary duties with Usiminas" and have no connection to CSN. They will also have to sign an additional Term of Commitment with Cade. In addition, in order to guarantee compliance, a Cade representative will attend the ASM to ensure that the Term of Conduct signed by CSN is not breached.

CSN, in its April motion, asked Cade for authorization to nominate representatives, alleging that the current Board of Directors members representing the minority shareholders have not been sufficiently vigilant regarding the way the company is being conducted. CSN proposed the monitoring of their votes in the shareholders’ meetings.

CSN further alleged that the situation of the steel market had deteriorated since the signing of the Term of Conduct and cited the dispute between Nippon and Ternium as a barrier against the recovery of Usiminas. In addition, the issue of governance may worsen the steel company’s financial crisis.

Usiminas and Nippon Steel had already indicated their opposition to CSN’s motion to Cade during the analysis stage.”

2.    Given the above, we would like you to clarify if the information in question is true and, if so, state what steps are being taken by the company in this regard and the reasons said information was not deemed to be the subject of a Material Fact, pursuant to CVM Instruction 358/02.

3.    Said clarification should include a copy of this Official Letter and should be sent via the IPE System, category “Notice to the Market”, type: “Clarifications on CVM/BOVESPA Queries”.

4.     It is worth noting that, pursuant to Article 3 of CVM Instruction 358/02, the Investor Relations Officer is responsible for disclosing and informing CVM and, if applicable, the stock exchange and the organized over-the-counter entity in which the company’s securities are traded, of any material act or fact that has occurred or is related to the company’s business, as well as ensuring its simultaneous, ample and immediate dissemination in all markets in which said securities are traded.

5.    It is also worth remembering the obligation set forth in article 4 of CVM Instruction 358/02, of making inquiries among the company’s Management and controlling shareholders to verify if they have knowledge of any information that should be disclosed to the market or any material fact that has occurred or is related to the company’s business, and to do everything possible to ensure its simultaneous, ample and immediate dissemination in all markets in which the company’s securities are traded.

6.     We caution that, as determined by the Corporate Relations Oversight Department, in compliance with its legal duties and, based on clause II of Article 9 of Law 6385/76 and CVM Instruction 452/07, a punitive fine in the amount of one thousand reais (R$1,000.00) will be applied, without prejudice to other administrative sanctions, in case of non-compliance with the requirements of this Letter, also sent by e-mail, within one (1) business day.

Dear Sirs,

Companhia Siderúrgica Nacional (“CSN”), in response to Official Letter 127/2016-CVM/SEP/GEA-2 (“Official Letter”), hereby presents the required clarifications.

In short, the Official Letter requests confirmation of the affirmations contained in the news item published in the Empresas (Companies) section of the newspaper Valor Econômico on April 25, 2016, entitled Cade permite CSN indicar conselheiros na USIMINAS (Cade allows CSN to nominate members of Usiminas’ Board) (“Valor News Item”), as well as an account of the steps being taken by CSN in this regard and the reasons said information was not deemed to be the subject of a Material Fact.

As is public knowledge, CSN holds 14.12% of the common shares and 20.69% of the preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. (“USIMINAS”), totaling 17.42% of its total capital stock.

In 2014, following a provisional remedy, the Governing Board of the Economic Defense Council (“CADE”) approved a monopolistic act in regard to the acquisition of USIMINAS shares by CSN, conditioned on the execution of a Term of Performance Commitment (“TCD”) between CSN and CADE. The TCD was executed on April 9, 2014 and suspended the political rights arising from the USIMINAS shares held by CSN.

On March 24, 2016, CSN presented CADE with a motion to ease the rigidity of the TCD, requesting, in particular, that CSN be allowed to nominate independent members of USIMINAS’ Board of Directors and Fiscal Council.

In this context, the Valor News Item refers only to the Order issued by the Chairman of the Governing Board of CADE on April 22, 2016 which, based on the opinion of the Specialized Federal Legal Counsel attached to  CADE, partially accepted CSN’s request, so that the latter may elect two members of the Board of Directors and one member of the Fiscal Council at the Annual Shareholders’ Meeting of USIMINAS, to be held on April 28, 2016.

However, said Order was issued subject to a plenary decision by CADE and, therefore, was not sufficient in itself to allow CSN to exercise (or not), on a one-off basis, its political rights at the Annual Shareholders’ Meeting of USIMINAS. As a result, CSN believed that this was not a matter to require the publication of a material fact or notice to the market.

Said decision was only taken today April 27, 2016, confirming the Chairman’s Order. Based on this plenary CADE decision, CSN may take part in the Annual Shareholders’ Meeting of USIMINAS of April 28, 2016 exclusively to elect two members of the Board of Directors and one member of the Fiscal Council, as well as their respective alternates. The names approved by CADE are as follows: (i) Gesner José Oliveira Filho, (ii) Ricardo Antonio Weiss, (iii) Derci Alcantara (alternate) and (iv) Sonia Julia Sulzbeck Villalobos (alternate) for the Board of Directors, and (v) Wagner Mar and (vi) Pedro Carlos de Mello (alternate) for the Fiscal Council.

CSN also published a Material Fact today communicating CADE’s decision.

We remain at your disposal for any further information you may need.

Sincerely,

Paulo Rogério Caffarelli

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.